May 9, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: William Schroeder

Re:	Bankwell Financial Group, Inc.
Registration Statement on Form S-1 (333-195080)
Filed with the SEC on April 4, 2014
CIK No. 0001505732
Supplemental Response

Ladies and Gentlemen:

Submitted herewith for filing on behalf of our client, Bankwell Financial Group, Inc. (the “Company”), is a supplemental response to that response provided with Pre-effective Amendment No. 1 filed on May 5, 2014 (the “Amendment”) to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) (the “Registration Statement”).

The staff has questioned the change in Amendment No. 1 on page 78 thereof regarding potential problem loans; specifically the change to “$9.1 million in potential problem loans at December 31, 2013” from the earlier disclosure of “$17.7 million in potential problem loans”. As disclosed in the earlier filing, the $17.7 million figure included one $8.6 million relationship. That relationship as of December 31, 2013 did not meet the definition of a problem loan nor did it exhibit a risk of default, but rather was erroneously included as a potential problem loan due to a procedural issue which does not affect the credit quality of the credit relationship. Accordingly, the mistake was corrected in Amendment No.1, and the change conforms to the disclosures in the audited consolidated financial statements included in the filing.

Securities and Exchange Commission

May 9, 2014

Please contact the Company’s counsel, William W. Bouton, III, (860) 331-2626, or Sarah M. Lombard, (860) 331-2710, with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ William W. Bouton, III

William W. Bouton, III